Clarient, Inc.

31 Columbia

Aliso Viejo, CA 92656

August 5, 2009

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jay Williamson

Re:	Clarient, Inc.
Registration Statement on Form S-3(File No. 333-160136)
Responses to SEC Staff comments made by letter dated August 3, 2009

Ladies and Gentlemen:

Set forth below are the responses of Clarient, Inc. (the “Company”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated August 3, 2009 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-160136), initially filed on June 22, 2009 (as such may be amended or supplemented, the “Registration Statement”).  Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.                                      We note your response to prior comment two from our letter dated July 6, 2009.  Your response indicated that you had engaged in a series of preferred share issuances such that Safeguard now holds 47.3% of the company’s voting securities.  However, it was unclear to us that this calculation is consistent with the presentation required by Item 403 of Regulation S-K and rule 13d-3(d)(1)(i) of the Exchange Act.  Please provide us supplementally with a clear explanation as to how you calculated this percentage of ownership.

Company Response:

In response to the Staff’s comment, the Company respectfully notes that the percentage ownership of 47.3% indicated in the Company’s previous comment letter dated July 13, 2009 was calculated on an outstanding voting securities basis. However, Safeguard’s beneficial ownership in the Company calculated pursuant to Rule 13d-3(d)(1)(i) is not materially different and results in an ownership percentage of 48.6%.  The basis for such calculation is as follows (all numbers as of July 31, 2009):

Total Common Stock outstanding:	77,669,184
Total as-converted Series A Preferred Stock outstanding:	21,052,632
Total shares outstanding:	98,721,816

Safeguard Delaware, Inc. Shares:	43,095,100
Safeguard Delaware, Inc. Warrants:	2,753,473
Safeguard Scientifics (Delaware, Inc.) Shares:	3,438,721
Total Safeguard Beneficial Ownership:	49,287,294
Denominator for Safeguard Percentage:	101,475,289
Safeguard Beneficial Ownership (%):	48.6%

Please note that (i) the Company’s Series A Preferred Stock (on an as-converted basis) votes together with the Common Stock as a single class on all matters except as may otherwise be required by law and (ii) all warrants held by Safeguard Delaware, Inc. are fully vested and have been included in the calculation.

2.                                      In its Form 10-K, Safeguard indicates that it provides capital to businesses and “participates in expansion financings, corporate spin-outs, management buy-outs, recapitalizations, industry consolidations, and early stage-financings.” Please advise us, given Safeguard’s business model and its relationship to you, whether Safeguard is an underwriter with respect to the proposed offering. To the extent you believe Safeguard is not an underwriter in this offering, please ensure that you provide us with a detailed analysis supporting your conclusions.

Company Response:

The Company believes that Safeguard is not an underwriter in this offering. The Company notes that, immediately prior to the passage quoted by the Staff, Safeguard’s Form 10-K states that “Safeguard’s charter is to build value in growth-stage technology and life sciences businesses. [Safeguard] provide[s] capital as well as a range of strategic, operational and management resources to our partner companies.” Accordingly, and as suggested by the context in which the passage quoted by the Staff appears, the listing of types of transactions in the passage quoted by the Staff is illustrative of the ways that Safeguard acquires its partner company interests and is not intended to indicate any desire by Safeguard to engage in a distribution of the interests that it obtains in such transactions.  Safeguard operates under a holding company model.  That model contemplates that it will: acquire positions in partner companies; take the investment risk inherent in holding such interests over long periods of time; and during the course of Safeguard’s ownership, assist those partner companies with a number of aspects of development and growth.  Simply put, Safeguard does not acquire ownership of interests in its partner companies with a view towards distribution of such interests.  While Safeguard is hopeful that it ultimately may realize a profit from the sale of its interests in a partner company, it would seek to do so only after it has been actively engaged, over a meaningful period of time, in assisting in the development of the partner company.  Safeguard acquires partner company interests as a bona fide investor, and Safeguard assumes the investment risk inherent in its long-term holding of such interests.

In the case of Clarient, Safeguard’s initial investment occurred over ten years ago.  Subsequently, Safeguard invested additional amounts as Clarient’s operations and structure developed, and has never sold any portion of its investment in Clarient.  During the course of its ownership, Safeguard has been actively involved in the development and execution of Clarient’s business strategy.  Safeguard executives have served as members of the Board of Directors of Clarient; Safeguard employees have acted in interim official positions at Clarient — some have left Safeguard and have become full time executives and managers at Clarient; and Safeguard has acted as Clarient’s principal source of debt financing when Clarient was not able to obtain other similar financing from third parties. Based on the stage of development Clarient has now reached and Safeguard’s desire to have the flexibility to sell some portion of its investment in Clarient from time to time, Safeguard requested that Clarient undertake the instant registration under the Securities Act.

In addition, please note that, over the past five years, there have only been two instances where Safeguard sold any of its interests in a partner company into the public market. In most instances, Safeguard divests of its interests in partner companies in the context of a private merger/acquisition transaction with a strategic buyer.

Therefore, the Company does not view Safeguard’s position with respect to Clarient as being different from any other conventional selling stockholder that has determined, after a meaningful period of investment, to sell its securities.  .

*              *              *

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 425-5881 or Susan P. Krause, the Company’s legal counsel, at (949) 725-4228.

Sincerely,

/s/ Raymond J. Land
Raymond J. Land
Senior Vice President and Chief Financial Officer

cc:	Shivbir S. Grewal, Esq.
Susan P. Krause, Esq.
Brian Sisko, Esq.